SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 14, 2004

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5. Other Events.

On December 14, 2004, the Company issued a news release announcing that Thomas E. Riley has been selected as President of the Company filling the position currently held by Steven R. Williams. Mr. Williams will remain CEO and Chairman of PDC.

EXHIBIT INDEX

On December 14, 2004, the Company issued a news release announcing that Thomas E. Riley has been selected as President of the company, filling the position currently held by Steven R. Williams. Mr. Williams will remain CEO and Chairman of PDC.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date December 14, 2004

By /s/ Darwin L. Stump
  Darwin L. Stump
  Chief Financial Officer